UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2017

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Decision on Acquisition of Shares of SK China

On July 28, 2017, the Board of Directors of SK Telecom Co., Ltd. (the “Company”) resolved to acquire shares of SK China Company Limited (“SK China”) to find opportunities for investment in ICT and other promising areas in China

1. Details of SK China	Company Name	SK China Company Limited
	Location	Hong Kong	Representative	Wu Jerry
	Share Capital (Won)	259,847,695,619	Relationship to Company	Affiliate
	Number of Shares Issued	7,484,675	Principal Business	Investment

2. Details of Share Acquisition	Number of Shares to be Acquired	10,208,921
	Acquisition Amount (Won)	539,023,436,245
	Ratio of Acquisition Amount to the Company’s Total Shareholders’ Equity as of December 31, 2016	3.34%

3. Number of Shares to be Held and Shareholding Ratio after Share Acquisition	Number of Shares to be Held	10,928,921
	Shareholding Ratio	27.27%

4. Acquisition Method		Cash and stock, as specified below in Item 9

5. Purpose of Acquisition		To find opportunities for investment in ICT and other promising areas in China

6. Scheduled Acquisition Date		August 17, 2017

7. Date of the resolution by the Board of Directors		July 28, 2017
— Attendance of Outside Directors	Present	4
	Absent	0

8. Related Put or Call Agreements		None

9. Other Matters Relating to an Investment Decision

- In exchange for newly issued shares of SK China, the Company expects to contribute its full equity interest in each of SKY Property Management Limited (“SKY”) and SK Industrial Development China Co., Ltd. (“SK IDC”) as well as cash, equal to the following amounts:

  1) SKY stock: USD 276,443,440.64

  2) SK IDC stock: USD 108,072,007.67

  3) Cash: USD 100,000,000.00

- The actual acquisition amount of USD 484,515,448.31 (consisting of contributions in kind of USD 384,515,448.31 and cash of USD 100,000,000) has been translated into the Acquisition Amount (in Won) stated in ‘2. Details of Share Acquisition’ above at the rate of USD 1 to Won 1,112.50, which was the opening exchange rate on July 28, 2017 (the date on which this decision was announced). The Acquisition Amount (in Won) is subject to change based on the actual exchange rate on the acquisition date.

- The schedule stated above is subject to change depending on approvals from the relevant entities and other adjustments. Decisions with respect to specific terms and conditions of the acquisition that are within the scope of the board of directors’ resolution shall be delegated to the chief executive officer.

[Summary Financial Information of SK China (Unit: in millions of KRW)]

As of and for the year ended December 31,	Assets	Liabilities	Total Shareholder’s Equity	Share Capital	Revenue	Net income
2016	638,873	57,361	581,512	414,674	64,894	52,647
2015	825,683	280,035	545,648	414,674	89,161	15,592
2014	842,578	304,984	537,594	414,674	76,939	17,146

[Summary Financial Information of SKY (Unit: in millions of KRW)]

As of and for the year ended December 31,	Assets	Liabilities	Total Shareholder’s Equity	Share Capital	Revenue	Net income
2016	496,580	9,481	487,099	259,848	63,455	29,766
2015	488,676	6,995	481,681	259,848	53,964	41,002
2014	423,404	11,486	411,918	259,848	30,946	-1,327

[Summary Financial Information of SK IDC (Unit: in millions of KRW)]

As of and for the year ended December 31,	Assets	Liabilities	Total Shareholder’s Equity	Share Capital	Revenue	Net income
2016	397,023	20,093	376,929	394,421	—	-1,061
2015	388,669	581	388,088	394,421	—	-881
2014	385,545	7	385,538	394,421	—	82

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Sung Hyung Lee
(Signature)
Name: Sung Hyung Lee
Title: Senior Vice President

Date: July 31, 2017

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